Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a special joint meeting of the shareholders of the North American Government Bond Fund, Inc. (the “North American Fund”), Total Return U.S. Treasury Fund, Inc., ISI Strategy Fund, Inc., and Managed Municipal Fund, Inc. held on March 16, 2015, the shareholders of the North American Fund approved the following proposal:

Proposal: To approve the Agreement and Plan of Reorganization pursuant to which the North American Fund was reorganized into the Centre Active U.S. Treasury Fund, a series of the Centre Funds.

	# of Votes Cast	% of Votes Cast
For	4,109,402	92.33%
Against	81,119	1.82%
Abstain	260,274	5.85%
Total	4,450,795	50.78%